UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

MOBILICOM LIMITED Commission File Number 001-41427
(Translation of registrant’s name into English)

1 Rakefet Street Shoham, Israel 6083705
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Mobilicom Limited (the “Company”) published one announcement (the “Public Notice”) to the Australian Securities Exchange on August 31, 2022 titled:

-	“Half Yearly Report and Accounts”

A copy of the Public Notice is attached as an exhibit to this report on Form 6-K.

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBITS

Exhibit Number	Description
99.1	Half Yearly Report and Accounts

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: August 31, 2022	By:	/s/ Oren Elkayam
		Name:	Oren Elkayam
		Title:	Chairmen

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